Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Experts" in this Registration Statement on Form S-3 which constitutes Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 (No. 333-257924) and related Prospectus of Perella Weinberg Partners for the registration of up to 7,869,975 shares of its Class A common stock issuable upon exercise of warrants and the offer and sale by the selling holders, or their permitted transferees, of up to 64,738,934 shares of Class A common stock and up to 203,333 warrants to purchase Class A common stock and to the incorporation by reference therein of our report dated March 11, 2022, with respect to the consolidated financial statements of Perella Weinberg Partners included in its Amendment No. 1 to the Annual Report (Form 10-K/A) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York
July 7, 2022